Merriman Curhan Ford & Co.
600 California Street
9th Floor
San Francisco, CA 94108

July 29, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	National Lampoon, Inc. Registration Statement on Form SB-2 SEC File No. 333-123238_________

Ladies and Gentlemen:

In connection with the Registration Statement on Form SB-2 of National Lampoon, Inc. (the “Company”), the undersigned, as representative of the underwriters of the proposed offering, hereby joins in the request of the Company that the effective date of said Registration Statement be accelerated to 4:30 p.m. New York time on Monday, August 1, 2005, or as soon thereafter as practicable.

Very truly yours, MERRIMAN CURHAN FORD & CO. By:/s/ Edward Keaney Name: Edward Keaney Title: Managing Director